EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(millions of dollars)

Income from continuing operations attributable to ExxonMobil	$41,060	$30,460	$19,280	$45,220	$40,610
Excess/(shortfall) of dividends over earnings of affiliates accounted for by the equity method	(495)	(596)	(483)	921	(714)
Provision for income taxes	31,051	21,561	15,119	36,530	29,864
Capitalized interest	(159)	(126)	(25)	(118)	(181)
Noncontrolling interests in earnings of consolidated subsidiaries	1,146	938	378	1,647	1,005
	72,603	52,237	34,269	84,200	70,584
Fixed Charges:
Interest expense—borrowings	77	28	48	175	110
Capitalized interest	593	532	425	510	557
Rental cost representative of interest factor	721	709	909	886	729
	1,391	1,269	1,382	1,571	1,396
Total adjusted earnings available for payment of fixed charges	$73,994	$53,506	$35,651	$85,771	$71,980
Number of times fixed charges are earned	53.2	42.2	25.8	54.6	51.6